SECURITIES AND EXCHANGE

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE

(Amendment No. 2)

Vestin RLTY MTG II INC COM

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

92549X102

(CUSIP Number)

Check the following space if a fee is being paid with this statement:    ☐

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in the prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CUSIP 92549X102

1.	NAME OF REPORTING PERSON, S.S OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON: Comerica 38-0477375
2.	CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP: (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan Banking Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER: 1,820,603
6. SHARED VOTING POWER: 0
7. SOLE DISPOSITIVE POWER: 0
8. SHARED DISPOSITIVE POWER: 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,820,603
10.	CHECK THE SPACE BELOW IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 4.71%
12.	TYPE OF REPORTING: BK

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Check the following space if a fee is being paid with this statement:    ☐

Item	Name of Issuer:

VESTIN RLTY MTG II INC COM

Item	Address of Issuer’s Principal Executive Offices:

8379 West Sunset Road, Las Vegas, NV 89113

Item	Name of Person Filing:

Comerica

Item	Address of Principal Business Officer, or if none, Residence:

One Detroit Center Detroit MI 48275

Item	Citizenship:

Michigan Banking Corporation

Item	Title of Class of Securities:

COMMON STOCK

Item	Cusip Number:

92549x102

Item 3:	This statement is filed in pursuant to Rules 13d-1(b), or 13d-2(b). The filing person is a Bank as defined in Section 3(a)(6) of the Act.

Item 4:	Ownership

(a) Amount Beneficially Owned:

1,820,603

(b) Percent of Class:

4.71%

(c) Number of Shares as to which such person has:

(i) sole power to vote or direct the vote:

1,820,603

(ii) shared power to vote or direct the vote:

0

(iii) sole power to dispose or direct the disposition:

0

(iv) shared power to dispose or direct the disposition:

0

Item 5:	Ownership of Five Percent of Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company:

Item 8:	Identification and Classification of Members of the Group:

Item 9:	Notice of Dissolution of Group:

Item	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant of any such transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date 2/06/2008

Comerica Bank

By:	/s/ Heather Morrison
Heather Morrison
Vice President,